November 27, 2006
U.S. Securities & Exchange Commission
Attn: Jeffrey P. Riedler
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Victory Renewable Fuels, LLC Amendment No. 1 to Form SB-2 Registration Statement File No. 333-134257
Dear Mr. Riedler:
We are in receipt of your letter dated October 16, 2006 providing comments on Victory Renewable Fuels, LLC’s Pre-effective Amendment No. 1 to Form SB-2 registration statement as filed on September 18, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 2 to Form SB-2, which includes the revisions made pursuant to your comments.
Risk Factors – page 8
Excess Production of glycerin, a co-product of the biodiesel production process, may cause the price of glycerin to decline, thereby adversely affecting our ability to generate revenue from the sale of glycerin. – page 14
1.	Given the decrease in the price and the saturate of the market for glycerin, it appears possible that you will not be able to sell the glycerin and may, potentially, dispose of it. Please include a discussion of the possible adverse consequences arising from this situation or explain to us why it is not a significant risk.
      Answer: “Combating the Glycerin Glut” published in the September 2006 issue of the Biodiesel Magazine discussed the saturation of the glycerin market. According to Biodiesel Magazine, annual consumption of glycerin in the United States has ranged between 400 million and 450 million pounds for the past three years. The U.S. biodiesel industry is expected to produce an estimated 1.4 billion pounds of glycerin between 2006 and 2015, according to an economic study by John Urbanchuk, director of LECG Inc. The biodiesel industry could produce
303 Hoogie St., PO Box 63 Lester, IA 51242
TF: 877.200.0340     T: 712.478.4040     F: 712.478.4044
www.victoryrenewablefuels.com

as much as 200 million pounds this year alone. This tremendous increase in supply has caused the price of glycerin to decrease substantially in the last year.
According to the Biodiesel Magazine article, the glycerin market’s fallout does have a floor; its value as an energy source. Many proposed projects are considering the possibility of using their crude glycerin in various forms as a boiler fuel source in replacement of a No. 4 or No. 6 fuel oil. However, other smaller plants have been forced to essentially give away glycerin and some have had to pay to dispose of the glycerin. According to the Jacobsen Publishing Company some biodiesel producers are paying from three to four cents per pound to dispose of crude glycerin.
In pre-effective amendment no. 1, pursuant to a comment from the Iowa Securities Bureau, we revised the risk factors contained on pages 14 and 16 of our prospectus to reflect the price uncertainty in the glycerin market and disclose the fact that further decline in the price of glycerin may substantially reduce the value of any investment in our project. We have added to these risk factors and our discussion on page 36 to expand our disclosure regarding the glycerin market and the potential consequences arising from our inability to sell our glycerin.
Additional Updates and Changes by the Registrant
We would like to direct the Commission’s attention to additional updates and changes in Pre-Effective Amendment No. 2 to our registration statement on Form SB-2 as follows:
•	We have increased our total project cost to $58 million and therefore increased our minimum and maximum offering amount and the corresponding range of debt financing. These increases have in turn caused changes to our dilution, capitalization, use of proceeds, and beneficial owner information. REG, Inc. provided us a quote on November 27, 2006 which estimated construction costs of $45,645,500, approximately $4,000,000 above our prior estimate. According to REG, Inc. the increased cost was due primarily to the increased price of steel. Consequently, the total project cost has been modified to reflect these circumstances.

•	We have included two additional material contracts with this Pre-Effective Amendment No. 2: Exhibit 10.8 is the design-build quote we received from REG, Inc. setting forth the estimated project cost. Exhibit 4.4 is an amended and restated escrow agreement reflecting the increased minimum offering amount.

•	We have updated our address and telephone number.

•	We have updated industry information throughout the offering document.

•	We have included information on our marketing firm, our lease agreement for office space, and the utility companies we anticipate will supply our electric, natural gas and water needs.

•	We have updated our audited financial statements with unaudited interim financial statements for the period ending August 31, 2006.

•	We have updated the subscription agreement to reflect the increased offering amount.

Other Non-Substantive Revisions
In addition to the above-described updates and substantive revisions, we have also made various minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Status of Review of Form SB-2 by the Iowa, Minnesota and South Dakota Securities Departments
Iowa- We responded to the first set of comments we received from the Iowa Securities Bureau in Pre-effective Amendment No. 1. We have not received any additional comments from Iowa related to our registration statement.
Minnesota- We have withdrawn our registration by coordination in Minnesota.
South Dakota- South Dakota has advised us that it will withhold comments to our Form SB-2 pending a full review by the SEC.
Sincerely,
/s/ Allen Blauwet
Allen Blauwet, President
Enclosures

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